



FOR INVESTORS

FOR FOUNDERS

If You're An Entrepreneur Or Business Owner, Two Things Keep You Up At Night





#1: Relentless Demands

People and businesses constantly clamor for your **attention, resources, effort, and money –** and **they want it now.**

#2 Uncertainty

The nagging question of **"Will my time, energy, and capital investment payoff?"**

Understanding The Problem Is Simple.
Solving It. That's Where We Come In.



Crowdfund Portal

Accredited Investors

Business Should Be Personal.

TIME SPENT EACH WEEK ON NON-CORE ACTIVITIES


Without NineOneSix
VS
With NineOneSix
9 Hours
Capital Raising
2 Hours
4 hours
Legal & Governance
I Hour
7 Hours
Technology
I Hour
II Hours
Sales
3 Hours
8 Hours
Marketing & Media
2 Hours
7 Hours
Operations
3.5 Hours
6 Hours
Budgeting & Finance
I.5 Hours
45 TOTAL HOURS
14 TOTAL HOURS

NineOneSix streamlines entrepreneurship, removing the need for founders to master every aspect of their business. We provide support where it's needed, allowing founders to focus on innovation and growth, making their entrepreneurial journey simpler and more focused.



In Progress

Founder ⇕	Industry	Country ⇕	Status

Founder ⬍	Industry	Country ⬍	Status
L.G.	Hospitality Tech	United States	Funding
R.E	Home Maintenance	United States	Launched
B.C.	Mortgage Lending	United States	Roadmap
W.E	Video Game Studio	United States	Roadmap
C.H.	Software Development	Ukraine	Operational


Current
Projected
Roadmap
Technology
Crypto Token
Software & App Development
Crypto Mining
AI Analytics
AI Social Reporting
Home Services
Home Maintenance
Internet & Security
Handyman & Moving Services
Landscaping & Power Washing
Residential Solar
Pest Control
Healthcare
Telehealth Platform
Behavioral Health
Patient Nurture
NINEONESIX
Supply Chain & Manufacturing
Appliance Manufacturing
Hospital & Travel
Medical Professional Housing
Family Travel Service
Capital Raising
Strategy & Business Development
Financial Services
Sales & Customer Accquistion
Marketing & Media
Technology & Software Development
Real Estate Related Business
Residential Real Estate
Commercial Real Estate
Property Management
Mortgage Group
Staffing
Youth Workforce Development
Education



How Our Ecosystem Works With A Hospitality & Travel Technology Firm


NINEONESIX
Real Estate Related Business
Residential Real Estate
Commercial Real Estate
Property Management
Mortgage Group
Property Acquisition & Mgmt.
Technology
Crypto Token
Software & App Development
Crypto Mining
AI Analytics
AI Social Reporting
Electronic Records for Patients and Providers
Hospitality & Travel
Medical Professional Housing
Family Travel Service
Construction
Property Renovation & Efficient Electric
Fabrication
Solar Installation
Building & Renovation
Healthcare
Telehealth Platform
Behavioral Health
Patient Nurture
Pool of Travel Nurses & Physicians
Maintenance Services on Properties
Home Services
Home Maintenance
Internet & Security
Handyman & Moving Services
Landscaping & Power Washing
Staffing
Youth Workforce Development
High Quality





Crowdfund Portal   Accredited Investors

The Opportunity

Welcome to NineOneSix Systems' investment gateway, offering unparalleled access to a diverse portfolio of groundbreaking startups poised for significant growth. With a minimal $100 entry, our platform is open to all, from seasoned investors to beginners. We focus on maximizing value through operational efficiency and strategic market positioning in a vibrant growth ecosystem. Join us to discover and elevate startups redefining industries.

✅ **Strategic Diversification:**

Spread your investments across a **range of industries** with NineOneSix, **mitigating risk** while **maximizing potential returns**.

✅ **Expertly Curated Ventures:**

Benefit from NineOneSix's **rigorous selection** process, investing in startups vetted for their **growth potential** and **market viability.**

✅ **Early Access to Disruptive Innovations:**

Gain early exposure to **cutting-edge technologies** and **business models.**





Frequently Asked Questions

Crowdfund Portal

Accredited Investors

What Is NineOneSix Systems? —

NineOneSix Systems is an innovative platform committed to empowering entrepreneurs and investors by launching and funding startups across various sectors, aimed at both societal impact and significant growth.

How Can I Invest With NineOneSix? +

What Kind Of Startups Does NineOneSix Support? +

How Does NineOneSix Select Startups For Investment? +

Can I Suggest A Startup For NineOneSix To Invest In? +

How Do NineOneSix's Investments Benefit Investors? +

What Is The "24 In 24" Campaign? +



How Can I Stay Updated On NineOneSix's Activities?



Is There A Community Or Network I Can Join As Part Of NineOneSix?



Who Can I Contact For More Information?





@TWENTYFOURX2024

Let's Do Something Awesome Together

We would love to hear from you!

Say Hello

hello@nineonesixsystems.com

2400 Old Brick Rd. Glen Allen, VA 23060

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